

October 31, 2022

Todd Munsey
Chief Financial Officer
Alpha Metallurgical Resources, Inc.
340 Martin Luther King Jr. Blvd
Bristol, Tennessee 37620

> **Re: Alpha Metallurgical Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 7, 2022**
> **File No. 001-38735**

Dear Todd Munsey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 1. Business, page 8

1. Please tell us if your mineral property summary disclosure includes all properties as required by Item 1303 (a)(1) of Regulation S-K. For example the table on page 8 lists eighteen active mines, however your disclosure on page 56 states that you have twenty active mines.

Item 2. Properties, page 51

2. We note that the coal reserves and resources disclosed in your annual filing for the Kingston and Marfork complexes are different than the coal reserves and resources numbers in your technical reports. For example, the Kingston coal reserve is 32,489,000 tons and the coal resource is 21,254,000 tons in your 10-K filing compared to the coal reserve of 60,740,000 tons and the coal resource of 28,337,000 tons in your technical report summary filed as Exhibit 96.3. Additionally the Marfork coal reserve is

145,741,000 tons and the coal resource is 128,786,000 tons in your 10-K filing compared to the coal reserve of 117,491,000 tons and the coal resource of 121,702,000 tons in your technical report summary filed as Exhibit 96.4 Please advise.

3. Please revise to include the information required under Item 1305 of Regulation S-K regarding internal controls used in your exploration and mineral resource and reserve estimation efforts.

Exhibit Index
Exhibit No. 96.1, 96.2, 96.3, 96.4, & 96.5, page 144

4. Please address the following with respect to you technical reports:
    - Include the information required under Item 601(b)(96)(iii)(B)(3)(iii) of Regulation S-K regarding your title, claim, mineral lease, or option agreements.
    - In certain instances it appears that mineral resources inclusive of reserves have been added to mineral resources that are exclusive of reserves. For example, Table 11-4 of Exhibit 96.3 includes a "Grand Total" measured resource of 105,204,000 tons that is the sum of 102,715,000 tons of measured resources that are inclusive of reserves and 2,489,000 tons of mineral resources that are exclusive of reserves. Generally mineral resources that are exclusive of reserves are a subset of mineral resources that are inclusive of reserves and are not additive. Please advise.
    - Please revise the "Reliance on Information by the Registrant" section of your technical reports to only include categories of information under Item 1302 (f)(1) of Regulation S-K. Other information that has been included in this section should be removed so that the information is consistent with the disclosure specified under Item 1302 (f)(2) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Coleman at 202-551-3610 or Gus Rodriguez at 202-551-3752 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation